Exhibit (12)
THE McGRAW-HILL COMPANIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands of dollars)
Earnings
Earnings from continuing operations before income tax expense (a)(b)(c)(d)(e)	$1,622,532	$1,404,823	$1,359,962	$1,168,905	$1,113,676
Fixed charges (e)	132,742	90,140	80,411	75,856	72,411

Total Earnings	$1,755,274	$1,494,963	$1,440,373	$1,244,761	$1,186,087

Fixed Charges(e)
Interest expense	$64,362	$26,637	$19,622	$15,641	$12,275
Portion of rental payments deemed to be interest	68,380	63,503	60,789	60,215	60,136

Total Fixed Charges	$132,742	$90,140	$80,411	$75,856	$72,411

Ratio of Earnings to Fixed Charges:	13.2x	16.6x	17.9x	16.4x	16.4x

(a)	2007 includes the impact of the following items: $43.7 million pre-tax restructuring charge and a $17.3 million pre-tax gain on sale of the mutual fund data business.

(b)	2006 includes the impact of the following items: $31.5 million pre-tax restructuring charge and a $21.1 million pre-tax reduction in operating profit related to the transformation of Sweets from a primarily print catalogue to bundled print and online services. In 2006, as a result of the adoption of Financial Accounting Standards Board’s Statement No. 123(R), “Share Based Payment”, the Company incurred stock-based compensation expense of $136.2 million. Included in this expense is a one-time charge for the elimination of the Company’s restoration stock option program of $23.8 million. In 2005, stock-based compensation was $51.1 million.

(c)	2005 includes a $6.8 million pre-tax gain on sale of Corporate Value Consulting (CVC), a $5.5 million pre-tax loss on the sale of The Healthcare Information Group and a $23.2 million pre-tax restructuring charge.

(d)	2003 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc.

(e)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income tax expense” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc., which was sold in 2003. The Rock-McGraw earnings for year ended December 31, 2003 were $16.6 million. The Company did not have earnings from Rock-McGraw in 2007, 2006, 2005 and 2004. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 13 to the Company’s Consolidated Financial Statements for the year ended December 31, 2007), and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

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